Exhibit 99.1

NICE Actimize Partners with The Knoble Non-Profit Network to Issue
Best Practices Guide for Identifying Human Trafficking Activity

NICE Actimize will provide guidance to financial institutions looking to identify trafficking activity and human-targeted financial-based crimes and abuse

Hoboken, NJ, January 7, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the release of the jointly-produced “Guide to Investigating Human Trafficking in Financial Crime” designed to help financial institutions (FIs) and money services businesses appropriately investigate customers and accounts suspected of involvement in human trafficking. The guide is available exclusively for members of The Knoble Network, an alliance of financial service professionals, law enforcement, regulators, and NGOs joining forces to lead and innovate more effective ways to fight human crime.

The guide provides insights on how to properly detect, investigate and respond to unusual activities detected by frontline employees or by systematic identification. This guide includes red flags, case examples, and practical response steps.

The Knoble has released The Guide in recognition of January’s Human Trafficking Prevention Month, a time to reflect on the resilience of trafficking survivors and recognize the efforts of those who work tirelessly to prevent and eliminate this inhumane and devastating form of abuse and exploitation.

The best practices identified and recommended in the guide were researched by surveying a range of financial institutions of all sizes from front-line banking employees to back-end office analysts who examine all types of suspicious activities within financial institutions. Their insights and suggestions provide direction to other FIs looking to reduce the amount of human trafficking-related financial crime proceeds that potentially flow through their institutions.

“NICE Actimize believes strongly in the importance of providing the latest research to the front lines of financial institutions which may be experiencing activity that is potentially aligned to human trafficking – from the front-desk tellers to those analysts investigating suspicious activity and transactions. Our insights provide a valuable resource to help financial institutions take preventative measures to identify and stop these crimes,” said Craig Costigan, CEO, NICE Actimize. “We continue to invest in solutions and advanced technologies that detect human crimes, like trafficking, elder abuse, and more.”

“To advance the fight to protect people, the industry must expand proven solutions that fight financial crime and fraud today into the less charted chartered waters of directly protecting people from exploitation. As a leading financial crime and fraud solutions provider, NICE Actimize continues to expand its offering to fight human crimes. As we all work together, it is extremely encouraging when organizations like NICE Actimize lead the way,” said Ian Mitchell, Founder and Board Chair of The Knoble.

According to the guide, financial activities linked to human trafficking can converge with financial institutions and money services businesses at various stages, including recruitment, transportation, exploitation, and financial transactions. These transactions may involve payments for transporting and housing victims, as well as collecting proceeds from their exploitation and moving funds. Traffickers often launder proceeds through legitimate businesses to support trafficking operations. FIs and money service businesses may inadvertently facilitate these transactions if they are not vigilant.

NICE Actimize continues to develop ongoing initiatives in association with The Knoble which inform and provide direction to financial institutions looking to establish a proactive defense against human trafficking and other human crimes.

Access to The Guide is available exclusively through The Knoble Member Center Resource Library. Not a member? Apply for free today and join The Knoble Network in the fight against Human Crime.

About The Knoble
Founded in 2019 by Ian Mitchell, The Knoble is a non-profit alliance of financial institutions, law enforcement, financial services professionals, and NGOs dedicated to fighting Human Crime, including scams, human trafficking, child exploitation, and elder financial exploitation. Through innovative initiatives and thought leadership, we empower professionals to make a real-world impact. Apply for membership at TheKnoble.com to join our vetted network and gain complimentary access to The Knoble Network Member Center, where experts connect, collaborate, and participate in exclusive roundtables and forums. To learn more about Corporate Membership or Sponsorship opportunities, reach out to Ken Goins at ken@theknoble.com. Together, we can protect the vulnerable and combat Human Crime.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.